News Release	November 6, 2006

YAMANA RELEASES SAO VICENTE FEASIBILITY STUDY UPDATE AND PROVIDES GUAPORE GOLD BELT UPDATE

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to provide an update on its exploration efforts along the Guapore Gold Belt and in particular the results from its recently completed update to the São Vicente Feasibility Study.

Yamana continues to see significant potential for multiple mines along the Guapore Gold Belt. This gold belt forms part of the Santa Elina Gold Belt, located in the State of Mato Grosso, and while Yamana’s São Francisco gold mine and its São Vicente development-stage project as well as its Ernesto and Pau-a-Pique advanced exploration-stage projects are located on the belt, it is one of the major greenstone belts in Brazil and remains largely unexplored. São Vicente is located about 50 kilometers north of São Francisco and Ernesto is 60 kilometers south of São Francisco. The total formation is more than 400 kilometers in length and there are significant gold outcroppings between Ernesto and São Francisco.

São Vicente Feasibility Study Update

Sao Vicente was originally intended as a short-life supplement to Sao Francisco and the feasibility study now supports a stand alone mine. Summary highlights of the feasibility study for São Vicente include:

•	Increase in mineral reserves of 69% over the prior estimate prepared in May 2005 (from 202,700 to 341,883 ounces).
•	Increase in life-of-mine gold production of 73% (from 174,380 to 302,373 ounces).
•	Stand alone open pit mine plan for an initial mine life of 5.3 years at an average annual production of 57,000 ounces from an open pit gravity and heap leach operation.
•	Potential for further upside through continued mine site exploration including through continued exploration down dip to determine a potential underground operation.

•	Reserves
•	Proven and probable gold reserves at São Vicente have increased by 69% to 341,883 ounces from the previous estimate of 202,700 ounces, summarized as follows.

Ore Source	Ore Tonnes (000s)	Grade (g/t)	Contained Gold (000s)

Proven Mineral Reserve
Crush/jig Ore	6,580	1.063	224.8
ROM Ore	1,693	0.266	14.5
Total Proven	8,274	0.900	239.3

Probable Mineral Reserve
Crush/jig Ore	2,854	0.896	82.2
ROM Ore	672	0.269	14.5
Tailings Treatmen	1,260	0.360	14.6
Total Probable	4,786	0.667	102.6

Total Mineral Reserve	13,060	0.814	341.9

•	Overall strip ratio of 3.67 to 1 and excluding pre-production waste of approximately 3.4 to 1.
•	Measured and indicated resources (inclusive of reserves and assuming a cut-off grade of 0.20 g/t) total 25.5 million tonnes at an average grade of 0.739 g/t containing 605,000 ounces of gold.
•	Additional inferred resources amount to 3.6 million tonnes at an average grade of 0.869 g/t containing 101,000 ounces.
•
Mineral reserves considered for the updated São Vicente mine plan relate only to the planned optimal open pit operation. There continues to be significant mineralization below the area of the planned pit suggesting a significant underground potential which could ultimately add more reserves to the mine plan.

•	Gold Production
•
Total gold production has increased by approximately 73% to 302,373 ounces from the prior estimate of 174,380 ounces. A breakdown of the production schedule by year and the sources of recoverable gold is summarized in the following two tables.

	Crush/Jig Ore				Run-of-Mine-Ore
Mining	Cutoff	Ore	Gold	Gold	Cutoff	Ore	Gold	Gold	Waste	Total	Strip
Year	(g/t)	Ktonnes	(g/t)	(koz)	(g/t)	Ktonnes	(g/t)	(koz)	Ktonnes	Ktonnes	Ratio
PP	0.35	299	1.026	9.9	0.22-0.35	127	0.276	1.1	3,574	4,000	8.39
1	0.35	1,501	0.88	42.4	0.22-0.35	467	0.284	4.3	8,107	10,075	4.12
2	0.31	1,800	0.994	57.5	0.22-0.31	369	0.264	3.1	7,906	10,075	3.64
3	0.31	1,800	1.047	60.6	0.22-0.31	414	0.258	3.4	7,861	10,075	3.55
4	0.31	1,800	0.889	51.4	0.22-0.31	512	0.26	4.3	7,763	10,075	3.36
5	0.31	1,800	1.134	65.6	0.22-0.31	441	0.263	3.7	7,830	10,071	3.49
6	0.31	435	1.399	19.5	0.22-0.31	34	0.26	0.3	307	776	0.65
Total		9,435	1.012	307		2,365	0.267	20.3	43,347	55,147	3.67

Source	ORE ( t)	R.O.M GRADE AU (g/t)	GOLD CONTAINED Oz	RECOVERIES	GOLD RECOVERED Oz
Crushed	9,434,500	1.01	307,026	90.6%	278,141
Dump Leach	2,365,100	0.27	20,273	54.5%	11,049
Tailings	1,260,000	0.36	14,584	90.4%	13,184
Total	13,059,600	0.81	341,883	88.4%	302,373

•	The average metallurgical recovery for the project is estimated at 88.4%.

•	Capital Costs
•	Pre-production capital costs are estimated at US$43.6 million net of tax credits.
•	Projected sustaining capital expenditures would add an additional US$8.1 million over the mine life and would be funded from mine cash flow.
•	Capital expenditure estimates include a contingency of 15%.
•	The exchange rate assumed for the construction stage of the project and for capital cost determination is $R2.16:US$1

•	Operating Costs
•	Average LOM total operating costs, including refining and G&A, are projected to be US$7.14 per tonne of ore and include the following:
o	mining costs of approximately US$0.81 per tonne of material or US$3.68 per tonne of ore.
o	processing costs, including laboratory services and support, of US$2.79 per tonne of ore; and
o	G&A and ongoing environmental and safety costs of US$0.67 per tonne of ore.
•	LOM cash operating costs are projected to be US$267 per ounce of gold produced.
•	The exchange rate assumed for the operating years of the project is $R2.4:US$1

•	Economic Parameters
•
At a 0% discount rate and a US$550/oz gold price, the after-tax NPV of the São Vicente project is approximately US$27.4 million. This increases to US$39.2 million and US$62.7 million at gold prices of US$600/oz and US$700/oz, respectively.

•	At US$550/oz gold, the after-tax internal rate of return is approximately 17% which exceeds Yamana’s IRR hurdle rate considered for mine development.

The feasibility study supports Yamana’s view of the opportunity for multiple mines on the Guapore Gold Belt. São Vicente will have a higher production rate and longer mine life than originally contemplated with the potential for further open pit and underground production in due course. Combined, the São Francisco and São Vicente mines will achieve total combined annual production in the range of 175,000 to 200,000 ounces of gold once São Vicente is in production with the potential to increase when Yamana resumes its exploration efforts below the planned pit next year. The topography of São Vicente would permit a concurrent open pit and underground operation. For 2006, unerground exploration efforts had been suspended in favour of mine development aimed at generating cash flow to fund further exploration and development of the underground.

Given the favourable feasibility study results, a positive construction decision has been made for the São Vicente open pit operation and the planned completion of the mine is scheduled for early to mid 2008.

The basic engineering and capital and operating cost estimates for the São Vicente Feasibility Update were prepared by AMEC and EPC Engenharia, Projetos e Consultoria Ltda. Geosystems International (GSI) reviewed and updated the mineral resource estimate and model. NCL Brasil Ltda provided the mine planning, and Yamana and Kappes, Cassiday & Associates (KCA) developed the metallurgical testwork and provided the basic data for the process development.

The update also incorporates specific data supplied in the previously reported São Vicente Feasibility Study (May 2005) that was prepared by Minerconsult Engenharia Ltda (“Minerconsult”), Independent Mining Consultants, Inc. (“IMC”), Kappes, Cassiday and Associates (“KCA”) and Metago.

The Sao Vicente Feasibility was completed under the supervision of Renato Petter, B.Sc Mining and Technical Services Manager for Yamana. Mr. Petter is a Qualified Person as defined by Canadian National Instrument 43-101 and has reviewed the contents of this press release as they relate to the Feasibility Study. Mario Rossi of Geosystems International was responsible for aspects of the Feasibility Study relating to Mineral Resources. Mike Kolin of Gustavson Associates was responsible for aspects of the Feasibility Study relating to Mining. Pierre Lacombe of AMEC Vancouver was responsible for aspects of the Feasibility Study relating to Engineering and Beneficiation. Each of Mr. Rossi, Mr. Kolin and Mr. Lacombe is an Independent Qualified Person as defined by Canadian National Instrument 43-101.

Guapore Gold Belt - Exploration Update

The Guapore Gold Belt continues to demonstrate the Company’s view of multiple gold deposits and mines. The Sao Francisco mine serves as the central and focal point as the largest deposit and mine on the belt. The following is a summary of the significant exploration efforts south of the Sao Francisco mine.

Pau-a-Pique

Pau-a-Pique is located 120km km south of Yamana’s São Francisco mine. Results from this new target area were first reported in the exploration update of May 16, 2006. Gold mineralization occurs with pyrite in a northwest striking, near vertical shear zone located on the boundary between local basement tonalites and metaconglomerates of the Proterozoic Aguapeí Group as shown in Figure 1. This structure has been traced for a strike length of at least 3km and is open along strike and at depth. To date 4,189m of diamond drilling in 13 holes has been completed which have tested a 500m strike length of the zone. Significant results from recent and past drilling are shown in Tables 1 and 1a attached. Highlights include:

13.8m @ 7.3 g/t Au in PQ-12
4.7m @ 14.47 g/t Au in PQ-06
1.6m @ 8.62 g/t Au in PQ-13
7.3m @ 4.21 g/t Au in PQ-01 (previously released May 16, 2006)
13.0m @ 5.43 g/t Au in PQ-02 (previously released May 16, 2006)

Drill intersections within this structure have ranged from 4.7m to 13.8m in true width with average grades ranging from 4.2 g/t Au to 14.4 g/t Au. The most recent results from Hole PQ-12 which returned 13.8m (true width) @ 7.3 g/t Au are particularly encouraging because the zone is much thicker while still maintaining a high grade. An additional 3,000m of diamond drilling is in progress at Pau-a-Pique to further test the mineralized shear zone along strike as well as at depth.

Ernesto

Ernesto is located half way between Pau-a-Pique and the São Francisco mine. Gold mineralization is associated with a low angle shear zone at the contact of Aguapeí metasediments with the volcano-sedimentary basement (Lower Trap). Drilling in 2005 outlined measured and indicated mineral resources of 842,000 tonnes at 5.24 g/t Au containing 141,800 ounces and an inferred resource of 483,000 tonnes at 4.6 g/t Au containing 71,400 ounces of gold. Work in 2006 which consists of approximately 7,800 metres of diamond drilling in 43 holes, has focused on upgrading the inferred resource to the indicated category and to test a major target area about 30 to 100m above the Lower Trap in an extensive shallow dipping conglomerate layer (Middle Trap). Mineralization in the conglomerate is similar to Sao Vicente, consisting of flat quartz veins with a mix of oxidized and fresh pyrite and predominantly coarse gold which occurs frequently in outcrops and drill core. Significant results from this drilling are shown in Table 2 attached. Highlights are as follows:

7.0m @ 5.93 g/t Au incl. within 16.0m @ 2.25 g Au/t in ER-97;
2.0m @ 10.26 g/t Au incl. within 16.0m @ 2.25 gAu/t in ER-100;
10.20m @ 2.28 g/t Au in ER-104;
1.21m @ 5.21 g/t Au in ER-88;
2.0m @ 6.10 g/t Au in ER -99; and
2.0m @ 3.56 g/t Au in ER-102

An updated resource estimation for Ernesto is in progress.

With the potential for outlining expanded resources at Ernesto combined with potential new resources at Pau-a-Pique, these two areas could develop into a combined robust underground mining project.

Regional Exploration

Exploration work on the Guapore Gold Belt in 2006 was expanded to examine the regional potential of the belt which has a large number of gold deposits and occurrences along its almost 200km strike length. The Guapore basin formed in a major Proterozoic rift zone that was filled by sediments (conglomerates, sandstones and shales) which were then deformed and thrusted. Gold mineralization in the northern part of the belt is dominated by quartz veins in tight anticlines below relatively impermeable conglomerates (São Francisco and São Vicente). In the south part of the belt gold mineralization is dominated by disseminated gold in thick shear zones in tight synclines at or near the sediment/basement contact (Pau-a-Pique, Ernesto). In the central area there are a number of gold occurrences within the basement volcano-sedimentary rocks that have had little previous exploration beyond garimpeiro (free miner) activity.

A recent study of the evolution of the basin and the origin of gold mineralization by Dr. Paul Karpeta, a well know South African-based geological consultant with extensive expertise in major gold deposits in Proterozoic basins, concluded that the closest analogues to the Guapore Gold Belt mineralization are to be found in the Tarkwa Belt in Ghana. The São Vicente and especially the São Francisco deposits can be compared with the Damang and Kyereboso deposits characterised by stacked quartz veins with pyritic alteration haloes in clastic sediments. The Ernesto Lower and Upper Trap and the Pau a Pique deposits can be compared to the Agona deposit, which occurs at the basal basement-sediment contact in the Tarkwa Belt. In addition, Dr. Karpeta considers that there is considerable similarity between the settings of the gold occurrences in the volcano-sedimentary sequence in the centre of the Belt to the large greenstone-hosted Obuasi and Prestea deposits of the Tarkwa Belt.

Assaying for all of the programs was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Belo Horizonte, Brazil, using fire assay on 50 gram pulps. Samples for the Pau-a-Pique and Ernesto projects were initially prepared in local preparation facilities following procedures setup by Yamana’s sampling consultants. An industry standard QA/QC program is active on all sites. Security is maintained at the core logging and sampling facilities.

Commenting on the foregoing, Peter Marrone, the President and Chief Executive Officer, stated, “We continue to believe that the Guapore Gold Belt offers tremendous potential for new discoveries. The exploration work ongoing at Ernesto and Pau-a-Pique continues to show encouraging results and we believe that by combining those two projects into one we will have a very robust new development project. We are also pleased that the São Vicente project has increased substantially in scope and shows attractive returns for us.

We expect to achieve commercial production from São Vicente sometime in mid 2008 and that it will contribute to our goal of one million ounces of gold production by the end of that year.”

For further information on the quality assurance and quality control measures used by Yamana in conducting exploration programs, please see the annual information form of Yamana for the year ended December 31, 2005 available at www.sedar.com and the various technical reports prepared on behalf of Yamana filed under National Instrument 43-101 also available at www.sedar.com.

The sampling and exploration programs are being supervised by Dr. Evandro Cintra, P.Geo., Vice President, Exploration who is a Qualified Person as defined by National Instrument 43-101. Dr. Cintra has verified the data disclosed and has reviewed the contents of this press release.

Yamana is a Canadian gold producer with significant gold production, gold and copper gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in Latin America.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Table 1: Significant Diamond Drill Results, Pau-a-Pique Target
Hole	From	To	Length	True Width	Gold (g/t)
PQ-01*	113.00	126.00	13.00	7.30	4.21
incl.	117.00	122.00	5.00	2.80	7.64
PQ-02*	214.00	238.00	24.00	13.00	5.43
incl.	226.00	235.80	9.80	5.30	9.41
PQ-03	84.00	88.00	4.00	2.70	3.12
PQ-04	125.00	135.00	10.00	4.80	0.79
incl.	129.00	132.00	3.00	1.40	1.72
PQ-05
PQ-06	154.00	165.00	11.00	4.70	14.47
incl.	155.00	159.00	4.00	1.50	33.93
PQ-07	nsv	hole tested secondary structure
PQ-08	nsv
PQ-09	nsv
PQ-10	nsv	hole tested secondary structure
PQ-11	nsv
PQ-12	278.00	419.00	141.00	13.80	7.30
	454.00	465.00	11.00	1.11	2.90
PQ-13	223.00	228.00	5.00	1.60	8.62
True width calculated using Vulcan software nsv = no significant values * Results previously released May 16, 2006

Table 1a: Collar coordinates and orientations of Pau-a-Pique drill holes

Hole	X	Y	Z	Azim	Dip
PQ-01	269289.044	8266543.627	389.271	60	60
PQ-02	269254.505	8266522.151	391.622	60	65
PQ-03	269198.230	8266722.679	460.165	60	60
PQ-04	269197.722	8266722.375	460.180	60	80
PQ-05	269386.285	8266469.859	411.825	60	70
PQ-06	269228.028	8266854.549	460.550	240	60
PQ-07	268847.904	8267784.803	462.942	240	50
PQ-08	269224.604	8266511.058	395.754	60	75
PQ-09	269292.726	8266775.717	432.313	240	65
PQ-10	269229.011	8267196.994	425.162	240	55
PQ-11	269226.451	8266882.123	467.967	281	55
PQ-12	269226.305	8266881.954	467.889	260	55
PQ-13	269350.694	8266685.927	426.973	240	65
Azimuth (Az.) and Dip are in degrees

Table 2: Significant Diamond Drill Results, Ernesto Project
Hole	From	To	Width	Gold (g/t)	Trap
ER-84	54.00	62.00	8.00	0.32	Middle
ER-85
ER-86	159.00	160.00	2.00	1.13	Lower
ER-87	0.00	4.00	4.00	0.88	Middle
	146.00	147.00	1.00	1.61	Lower
ER-88	235.79	237.00	1.21	5.04	Lower
ER-89	137.35	139.35	2.00	1.44	Lower
ER-90	nsv
ER-91	nsv
ER-92	121.50	122.50	1.00	0.56	Lower
ER-93	nsv
ER-94	nsv
ER-95	183.84	190.00	6.16	0.56	Middle
ER-96	50.00	60.00	10.00	0.67	Middle
ER-97	12.00	14.00	4.00	1.03	Middle
	25.00	50.00	25.00	2.00	Middle
incl.	25.00	32.00	7.00	5.93
ER-98	327.10	328.00	0.90	1.21	Lower
ER-99	22.00	46.00	24.00	0.91	Middle
incl.	28.00	30.00	2.00	6.10
ER-100	18.00	20.00	2.00	1.47	Middle
	48.00	64.00	16.00	2.25	Middle
incl.	62.00	64.00	2.00	10.26
ER-101	nsv
ER-102	38.00	50.00	12.00	0.73	Middle
incl.	44.00	46.00	2.00	3.56
ER-103	39.50	42.48	2.98	1.90	Middle
ER-104	18.00	54.00	36.00	0.79	Middle
incl.	43.80	54.00	10.20	2.28
ER-105	62.00	82.00	20.00	0.88	Middle
ER-106	22.00	24.00	2.00	0.55	Upper
ER-107	nsv
ER-108	nsv
ER-109	170.00	172.00	2.00	0.49	Middle
ER-110	nsv
Width = true width nsv = no significant values

Table 2a: Collar coordinates and orientations of Ernesto drill holes

Hole	X	Y	Z	AZ.	DIP
ER-84	258089.954	8303857.877	352.196	0	90
ER-85	258294.826	8304101.939	342.548	0	90
ER-86	258017.932	8304409.790	332.168	0	90
ER-87	257944.283	8303865.376	370.552	0	90
ER-88	257758.413	8304640.827	329.727	0	90
ER-89	257906.406	8304209.419	360.774	0	90
ER-90	257944.420	8304624.674	325.083	275	70
ER-91	257958.897	8304274.594	344.791	0	90
ER-92	257995.417	8304049.477	355.846	0	90
ER-93	257092.679	8304646.681	408.242	275	84
ER-94	257952.749	8303779.124	358.818	275	89
ER-95	257631.256	8304651.041	346.226	275	89
ER-96	257525.990	8304308.756	378.010	0	90
ER-97	257339.048	8304322.548	381.957	0	90
ER-98	257617.354	8305006.412	300.270	275	88
ER-99	257434.854	8304314.617	380.282	0	90
ER-100	257142.575	8304337.046	408.332	0	90
ER-101	257615.289	8305006.422	299.961	275	50
ER-102	257031.61	8304344.859	433.84	0	90
ER-103	257621.138	8305006.082	300.09	95	50
ER-104	257242.836	8304329.527	398.386	0	90
ER-105	257234.773	8304402.715	383.55	0	90
ER-106	257707.559	8305066.357	295.677	0	90
ER-107	257340.324	8304469.913	363.509	0	90
ER-108	257974.752	8304199.581	354.737	0	90
ER-109	257117.343	8304491.771	423.016	0	90
ER-110	257757.092	8303802.241	380.485	0	90
Azimuth (Az.) and Dip are

Figure 1: Geological plan maps and Cross Section of the Pau-a-Pique Target showing recent drilling results